Exhibit 99.57

Torex Gold Announces Appointment of Chief Financial Officer

Dan Rollins to assume the role of CFO in mid-June when Andrew Snowden takes seat as CEO

Toronto, Ontario—(Newsfile Corp. - May 20, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to announce the appointment of Dan Rollins as the Company’s Chief Financial Officer (“CFO”). Mr. Rollins, who currently serves as the Company’s Senior Vice President, Corporate Development & Investor Relations, will replace Andrew Snowden following the Company’s Annual and Special Shareholder Meeting (the “Meeting”) on June 17, 2026, at which time Mr. Snowden will assume the role of President and CEO.

Jody Kuzenko, President & CEO of Torex, stated:

“Over the past seven years at Torex, Dan has played a central role in shaping the Company’s corporate strategy and has earned the respect of his colleagues and the investment community alike. In addition to his exceptional work leading the Company through recent acquisitions and his deep knowledge of all aspects of the business, Dan brings strong analytical capability, deep capital markets experience, and a thoughtful, structured approach to financial decision-making that will serve him well as CFO.

“As Andrew assumes the role of CEO, Dan’s appointment as CFO will continue to support ongoing continuity and a seamless leadership transition at a time when the Company is generating significant free cash flow and remains focused on maximizing shareholder returns. I cannot think of two better leaders than Andrew and Dan to lead the Company into this new and exciting chapter for Torex.”

Dan Rollins has close to 25 years of metals and mining industry-related experience with 12 years of experience within sell-side equity research. Mr. Rollins joined the Torex team in 2019 from RBC Capital Markets, where he provided investment research on precious metal companies and the broader precious metal sector to institutional investors. Prior to RBC Capital Markets, Mr. Rollins was employed in a similar role by UBS Securities Canada. He started his career at Noranda/Falconbridge where he was involved in the sale of refined zinc metal. Mr. Rollins is a Chartered Financial Analyst and holds a Bachelor of Science (Chemical Engineering) from Queen’s University and a Master of Business Administration from the University of Toronto.

“I am honored to step into the role of CFO and look forward to working with Andrew and the entire Torex team as the Company continues to execute on its strategy and unlock value for our shareholders,” said Rollins. “I am deeply committed to the success of this Company and I’m grateful for the confidence placed in me to take on this role at such a pivotal time for Torex.”

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Spring project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-Looking Information includes, but is not limited to, statements concerning the anticipated executive changes and timing thereof. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s annual information form (“AIF”) for the year ended December 31, 2025 and management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2025. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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https://www.newsfilecorp.com/release/298105